                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934


                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   378927 10 7
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                                 (CUSIP Number)


                                Joseph P. Bartlett, Esq.
                         Kinsella, Boesch, Fujikawa & Towle, LLP
           1901 Avenue of the Stars, 7th Fl., Los Angeles, California 90067
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 29, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 378927 10 7                                                PAGE 2 OF 6

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EREKESEF SECURITIES LIMITED
         Social Security No.:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]  (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC (See response to Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH VIRGIN ISLANDS

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY
OWNED BY                                    8        SHARED VOTING POWER
EACH                                                 10,377,093
REPORTING
PERSON                                      9        SOLE DISPOSITIVE POWER
WITH                                                 8,000,000

                                            10       SHARED DISPOSITIVE POWER
                                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,377,093

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
         50.9%

14       TYPE OF REPORTING PERSON
         CO

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                                                                     PAGE 3 OF 6

ITEM 1.  SECURITY AND ISSUER

        This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D filed November 6, 1997 as amended (the "Schedule 13D") by Erekesef Securities Limited ("Erekesef"), a British Virgin Islands Corporation, relating to the common stock, $.01 par value (the "Common Stock") of Global One Distribution & Merchandising, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 is hereby amended in its entirety as follows:

        This Statement is filed by Erekesef Securities Limited ("Erekesef"), a British Virgin Island corporation, 100% of the outstanding capital of stock of which is beneficially held by Carnation Holdings, Inc., ("Carnation"), a British Virgin Islands Corporation, 100% of the outstanding stock of which is beneficially held by Kevin Bermeister, who is the President and sole executive officer of both Erekesef and Carnation. The address of the principal executive offices of both Erekesef and Carnation is Post Office Box 438, Tropic Island Bldg., Wickham Cay, Roadtown, Totola, British Virgin Islands.

        Mr. Bermeister and Tradehold Limited, a British Virgin Islands corporation, are the directors of Erekesef. Mr. Bermeister and FMC Limited are the directors of Carnation Trading Limited. Mr. Bermeister is also the managing director of Sega Ozisoft Pty. Ltd., a software distributor.

        The following table presents the name, business address and principal occupation of the directors and executive officers of Erekesef:

                                    Directors

Name                        Business Address               Principal Occupation
----                        ----------------               --------------------
K. Bermeister               Level 53, MLC Centre           Managing Director
                            King Street                    Sega Ozisoft Pty. Ltd.
                            200 Coward Street
                            Mascot, New South
                            Wales, 2020
                            Australia

Tradehold Limited           P.O. Box 438                   Company
                            Tropic Island Building         Administrator,
                            Wickham Cay, Roadtown          providing
                            Tortola                        administrative,
                            British Virgin Islands         management and
                                                           accounting services

        The following table presents the name, business address and principal occupation of the directors and executive officers of Carnation:

                                   Directors


Name                Business Address              Principal Occupation
----                ----------------              --------------------

K. Bermeister       Level 53, MLC Centre          Managing Director
                    King Street                   Sega Ozisoft Pty. Ltd.
                    200 Coward Street
                    Mascot, New South
                    Wales, 2020
                    Australia

FMC Limited         P.O. Box 438                  Company
                    Tropic Island Building        Administrator,
                    Wickham Cay, Roadtown         providing
                    Tortola                       administrative,
                    British Virgin Islands        management and
                                                  accounting services


        During the past five years none of Erekesef or its officers, directors or shareholders or Tradehold Limited or FMC Limited has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years none of Erekesef or its officers, directors or shareholders or Tradehold Limited or FMC Limited has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Kevin Bermeister is a citizen of Australia. Tradehold Limited and FMC Limited are each a British Virgin Islands corporation.

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                                                                     PAGE 4 OF 6
ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is hereby amended in its entirety as follows:

        Erekesef acquired the Common Stock pursuant to the terms of a Share Exchange Agreement, dated as of October 24, 1997 (the "Share Exchange Agreement") by and between Erekesef and the Company. Pursuant to the Share Exchange Agreement, the Company agreed to expand the size of the Board of Directors of the Company to seven persons, and to appoint a total of 3 designees of Erekesef to be directors of the Company. The Company also agreed to include designees of Erekesef in management's nominees to be directors of the Company and to support such nominees' election at future meetings of shareholders of the Company. Hilton Blieden, Nathan Peck and Gary Dyne are currently members of the Board of Directors of the Company who have been appointed pursuant to Erekesef's right of appointment under the Share Exchange Agreement.

        On December 10, 1997, Erekesef and Joseph C. Angard ("Angard") entered into a Voting Agreement and Conditional Irrevocable Proxy (the "Voting Agreement") pursuant to which each party agreed to vote its shares of Common Stock as directed by holders of a majority of shares of Common Stock held by the parties. Erekesef owns 8,000,000 shares of Common Stock and Erekesef has been advised and believes that Angard owns 2,377,093 shares of Common Stock (including 300,000 shares of Common Stock subject to options exercisable within 60 days).

        As described in Item 6, on April 29, 1998, Erekesef entered into an agreement, dated as of April 6, 1998 to sell the shares of Global One Common Stock held by it. Consummation of such agreement is subject to certain conditions, and there can be no assurance that such transaction will be consummated. Subject to the successful consummation of such agreement, Erekesef is currently considering the acquisition of additional shares of Common Stock, the disposition of shares of Common Stock, and the nomination and election of additional persons to serve on the Board of Directors of the Company; however, Erekesef has not entered into any agreements with respect to the foregoing, or identified potential additional directors of the Company. Except as set forth above, Erekesef has no plans of proposal which relate or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D. However, Erekesef reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

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                                                                     PAGE 5 OF 6
ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended in its entirety as follows:

(a)      Amount beneficially owned by Erekesef: 10,377,093

         Percent of Class: 50.9%

(b) Number of shares as to which such person has:

         (i)               Sole power to vote or to
                           direct the vote:                                 0

         (ii)              Shared power to vote or
                           to direct the vote:                     10,377,093

         (iii)             Sole power to dispose of
                           or direct the disposition of:            8,000,000

         (iv)              Shared power to dispose of
                           or direct disposition of:                        0

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is hereby amended in its entirety as follows:

        Erekesef acquired the Common Stock pursuant to the Share Exchange Agreement described in Item 4.

        On December 10, 1997, Erekesef and Joseph C. Angard ("Angard") entered into the Voting Agreement described in Item 3, pursuant to which each party agreed to vote its shares of the Common Stock as directed by holders of a majority of the Common Stock held by the parties. The Agreement has a term of one year.

        On April 29, 1998, Erekesef entered into an agreement, dated as of April 6, 1998, to transfer all shares of Common Stock held by it, as well as its rights under the Share Exchange Agreement and the Voting Agreement (Collectively, the "Global Shares") to GOGO Holdings, Inc., a Delaware corporation wholly owned by 2d Interactive, Inc., a Delaware corporation ("2d"), in exchange for $1,640,000 in cash and Common Stock of 2d representing 15% of the outstanding Common Stock of 2d. Both the amount of cash and shares of 2d to be received by Erekesef are subject to adjustment in certain circumstances. The sale is scheduled to be consummated no later than July 28, 1998.

        Erekesef has no other contracts, arrangements, understandings or relationships with respect to the Common Stock required to be described pursuant to Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A: Stock Purchase and Sale Agreement dated as of April 6, 1998, by and between Erekesef Securities Limited, 2d Interactive, Inc. and GOGO Holdings, Inc.

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                                                                     PAGE 6 OF 6

                                    SIGNATURE

        After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement of beneficial ownership on Schedule 13D is true, complete and correct.

DATED: May 5, 1998                        Signed: Erekesef Securities Limited


                                          /S/ KEVIN BERMEISTER
                                          -----------------------------------
                                          Kevin Bermeister, President


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